                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                    ______________________________________

                                  SCHEDULE TO

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                          NATIONAL HOME CENTERS, INC.
                       (Name of Subject Company (Issuer))

                                DWAIN A. NEWMAN
                      (Names of Filing Persons (Offeror))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   636376105
                     (CUSIP Number of Class of Securities)
                     ______________________________________

                                DWAIN A. NEWMAN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          NATIONAL HOME CENTERS, INC.
                               HIGHWAY 265 NORTH
                              SPRINGDALE, ARKANSAS
                           TELEPHONE: (501) 756-1700
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:

                             C. DOUGLAS BUFORD, JR.
                         WRIGHT, LINDSEY & JENNINGS LLP
                      200 WEST CAPITOL AVENUE, SUITE 2200
                             LITTLE ROCK, ARKANSAS
                           TELEPHONE: (501) 371-0808

                   _________________________________________

                           CALCULATION OF FILING FEE:


--------------------------------------------------------------------------------
Transaction Valuation*                      Amount of Filing Fee
--------------------------------------------------------------------------------
$___________                                $_________________________________
--------------------------------------------------------------------------------


*Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of ________ shares of common stock, par value $.01 per share (the "Shares"), of National Home Centers, Inc., an Arkansas corporation (the "Company") at a price per share of $1.__ in cash.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                         None

Form or Registration No.:                       N/A

Filing Party:                                   N/A

Date Filed:                                     N/A



[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                   =========================================

Item 12.  Exhibits.

     12.1  Press Release issued by National Home Centers, Inc. on October 5,
2001.


THE DESCRIPTION CONTAINED HEREIN IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NATIONAL HOME CENTERS, INC. AT THE TIME THE TENDER OFFER IS COMMENCED, DWAIN A. NEWMAN WILL FILE A TENDER OFFER STATEMENT AND NATIONAL HOME CENTERS, INC. WILL FILE A SOLICITATION/ RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF NATIONAL HOME CENTERS, INC., AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.


     Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


__________________________________
     (Signature)


__________________________________
     (Name and Title)


__________________________________
     (Date)